UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 11, 2014	By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull, President and Chief Executive Officer

Intertape Polymer Group Announces Results of the Annual and Special Meeting of

Shareholders

MONTREAL, QUEBEC and SARASOTA, FLORIDA – June 11, 2014 - Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) is pleased to announce that all eight nominees listed in its management information circular dated April 23, 2014 were re-elected as directors of the Company at its annual and special meeting of shareholders held today in Toronto.

At the meeting, a ballot was held for the election of directors. Based on proxies received prior to the meeting and ballots cast, the eight directors were re-elected with the following results:

Nominees	Votes For		Votes Withheld
Eric E. Baker	48,247,938	94.9%	2,617,610	5.1%
Robert M. Beil	49,638,401	97.6%	1,227,147	2.4%
George J. Bunze	50,097,746	98.5%	767,802	1.5%
Robert J. Foster	49,834,601	98.0%	1,030,947	2.0%
James Pantelidis	49,734,872	97.8%	1,130,676	2.2%
Jorge N. Quintas	49,834,101	98.0%	1,031,447	2.0%
Gregory A. C. Yull	49,978,849	98.3%	886,699	1.7%
Melbourne F. Yull	49,259,960	96.8%	1,605,588	3.2%

The biographies of directors and further details about the Company’s corporate governance practices are available at www.itape.com.

At the meeting, Raymond Chabot Grant Thornton LLP were re-appointed as auditors of the Company.

In addition, at the meeting shareholders approved the following as set out in the Company’s management information circular dated April 23, 2014:

•	The Performance Share Unit Plan and the Deferred Share Unit Plan of the Company;

•	An amendment to the Executive Stock Option Plan of the Company extending the expiry dates of stock options that occur during or immediately after a “blackout period”;

•	An amendment to the Executive Stock Option Plan with respect to the vesting schedule of future stock options;

•	An amendment to General By-Law 2003-1 of the Company so as to increase quorum for meetings of shareholders to at least three persons present in person and holding or representing by proxy at least 25% of the shares of the Company entitled to be voted at the meeting; and

•	An amendment to General By-Law 2003-1 of the Company so as to remove a second or “casting” vote of the Chairman at meetings of the Board of Directors.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,800 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000

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